Aflac Incorporated 2nd Quarter 2008 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(In thousands)	2008	2007	2008	2007

Fixed charges:
Interest expense*	$7,000	$5,965	$14,386	$13,942
Interest on investment-type contracts	5,405	3,736	10,528	7,285
Rental expense deemed interest	328	232	648	470

Total fixed charges	$12,733	$9,933	$25,562	$21,697

Earnings before income tax*	$739,792	$634,949	$1,465,551	$1,271,015
Add back:
Total fixed charges	12,733	9,933	25,562	21,697
Total earnings before income tax and fixed charges	$752,525	$644,882	$1,491,113	$1,292,712

Ratio of earnings to fixed charges	59.1x	64.9x	58.3x	59.6x

*   Excludes interest expense on income tax liabilities
EXH 12-1